Expert Dojo Inc.

(a California Corporation)

Unaudited Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Expert Dojo Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 20, 2021

To: Board of Directors of Expert Dojo Inc.
Attn: Brian Mac Mahon, CEO

Re: 2020 and 2019 Financial Statement Review
Expert Dojo Inc.

We have reviewed the accompanying financial statements of Expert Dojo Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Expert Dojo Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

EXPERT DOJO INC.
BALANCE SHEET
December 31, 2020 and December 31, 2019
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	48,279	$	7,122
Loan Receivable		84,698		32,469
Total Current Assets		**132,977**		**39,591**
Total Assets		**132,977**		**39,591**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable		19,151		0
Credits Cards		169		0
PPP Loan		48,532		0
Total Current Liabilities		**67,852**		**0**
Total Liabilities		**67,852**		**0**
Stockholders' deficit				
Member's Contributions - Class C "Common"		9,000		9,000
Member's Contributions - Class A "Preferred"		706,652		362,700
Retained earnings		(650,527)		(332,109)
Total Stockholders' Deficit		**65,125**		**39,591**
Total Liabilities and Stockholders' Deficit	**$**	**132,977**	**$**	**39,591**

See accompanying notes to the financial statements

EXPERT DOJO INC.
STATEMENT OF OPERATIONS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Gross Receipts/Sales/Revenue	601,061	487,268
Rental Revenue	62,106	19,811
Return And Allowances	-11,650	0
Total Revenues	651,518	507,079
Operating expenses		
General and administrative	397,778	350,238
Advertising and marketing	9,850	21,517
Payroll	436,669	288,797
Legal and Professional Fees	125,638	5,674
Total operating expenses	969,936	666,227
Net Income (Loss)	(318,418)	(159,148)

EXPERT DOJO INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2020 and 2019
(Unaudited)

	Common Stock		Preferred Stock		Retained Earnings	Total Stockholders' Equity
	Units(#)	Unit($)	Units(#)	Unit($)		
Balance as of January 1, 2019	**9,020,000**	**$ 9,000**	**265,000**	**$ 107,700**	**$ (172,961)**	**(56,261)**
Member Capital Contributions			620,000	255,000		**255,000**
Net income (loss)					(159,148)	**(159,148)**
Balance as of December 31, 2019	**9,020,000**	**$ 9,000**	**885,000**	**$ 362,700**	**$ (332,109)**	**$ 39,591**
Member Capital Contributions	-	-	400,000	343,952		**343,952**
						-
Net income (loss)					(318,418)	**(318,418)**
Balance as of December 31, 2020	**9,020,000**	**$ 9,000**	**1,285,000**	**$ 706,652**	**$ (650,527)**	**$ 65,125**

EXPERT DOJO INC.
STATEMENT OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flow from Operating Activities		
Net Income (Loss)	**(318,418)**	**(159,148)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in Loan Receivable	(52,229)	(32,469)
Increase/(Decrease) in Accounts Payable	19,151	-
Increase/(Decrease) in Credit Cards	169	-
Increase/(Decrease) in PPP Loan	48,532	-
Net cash used in operating activities	**(302,796)**	**(191,617)**
Cash Flow from Financing Activities		
Increase/(Decrease) in Member Contribution	343,952	255,000
Adjustment to Retained Earnings		(61,000)
Net change in cash from financing activities	**343,952**	**194,000**
Net change in cash and cash equivalents	**41,157**	**2,383**
Cash and cash equivalents at beginning of period	7,122	4,739
Cash and cash equivalents at end of period	**48,279**	**7,122**

Expert Dojo Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Expert Dojo Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in California on January 2, 2015. The Company is an international early-stage startup accelerator that offers an 8-week training program to help startups win investment, scale, grow, and learn key skills. The Company's headquarters are in California. The company began operations in 2015.

The Company partners with its affiliate Expert Dojo Ventures LLC, which holds ownership and interest in its startup portfolio, which the Company functions as the main operating entity (see Note 5).

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $48,279 and $7,122 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables are stated at the amount billed to the customer and are incurred in the ordinary course of business. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company did not have any accounts receivable.

The Company routine extends loans to the startups it invests through Expert Dojo Ventures LLC. As of December 31, 2020 and 2019, the Company extended a total of $84,698 and $32,469 respectively. The Company routinely assesses the strength of the startups to whom funds are lent and accordingly writes off uncollectible funds as bad debt in the period uncollectability is recognized.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company through December 31, 20120 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by earning training program fees as part of its accelerator program, which may range up to $20,000 per company. The Company also earns income from hosting events and collecting event admission fees. The Company’s payments are generally collected upfront. The Company earned $651,518 and $507,079 respectively as of December 31, 2020 and 2019, net of returns and allowances for uncollected training fees.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $9,850 and $21,517, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – LOANS
PPP Loan

In May 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $48,532. The loan matures on May 2022 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

NOTE 5 – RELATED PARTY

The Company works in tandem with its affiliate Expert Dojo Ventures LLC, a California Limited Liability Company and holding company ("Ventures"). Ventures was formed for the purpose of holding interest in the startup portfolio of companies that go through its accelerator program. Ventures secures funding from Expert Dojo investors which subsequently fund the startup companies accepted into the program in exchange for various equity interest in each startup company. Ventures and the Company operate under the agreement that current and future training fees earned from providing various services and training sessions to each startup company will be earned by the Company only. If the Expert Dojo brand was acquired, both companies would be required to be collectively acquired. Ventures does not earn revenue or incur operating expenses.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

The Company authorized 10,000,000 shares of common stock at $0.0001 par value and 2,500,000 shares of preferred stock at $0.0001 par value.

In 2019, the Company issued 620,000 Class A preferred shares for $255,000. In 2020, the Company had issued an additional 400,000 Class A preferred shares for $343,952. As of December 31, 2020 and 2019, total shares issued total 9,020,000 Class C Common shares and 1,285,000 Class A Preferred shares.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

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